CORONUS SOLAR INC.
1100-1200 West 73rd Avenue
Vancouver, British Columbia  V6P 6G5
Tel:  (604) 267-7078

November 15, 2010

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Coronus Solar Inc.
Form 10-K for Fiscal Year Ended March 31, 2010
File No. 000-53697

Dear Mr Spirgel:

In response to your letter of comments dated November 3, 2010, please be advised as follows:

Item 1. Business

1.
We have amended, by way of footnote, the table that identifies and quantifies the value of what Mr. Burgert received in connection with the acquisition of Coronus Energy to quantify the value of the securities received by Mr. Burgert in connection with the acquisition.

Industry

2.
We have deleted our proposed disclosure regarding the deal value and volume in 2001 and 2009 as reported by GlobalData. We are unable to procure the data between 2001 and 2009. Additionally, we don’t believe the proposed disclosure is necessary, and we regret proposing it in the first place. We believe the balance of the industry disclosure, coupled with the California Energy Market and Photovoltaic Systems disclosure, fairly and adequately discloses the nature of the industry, as it pertains to us.

Physical Plant

3.
Given the importance of our estimates to understanding the viability of our business plan, we have addressed the potential for variability within our Management’s Discussion and Analysis of Financial Condition and Results of Operations section. In addition, we revised our Liquidity and Capital Resources discussion to reflect the $700,000 estimated increase in the cost to develop our solar power plant.

Item 11. Executive Compensation

4.	We revised our Potential Payments upon Termination or Change-in-Control section to account for the employment contracts of Messrs. Thachuk and Kopelman.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
RE:	Coronus Solar Inc.
Form 10-K for Fiscal Year Ended March 31, 2010
File No. 000-53697
November 15, 2010
Page 2

Item 12. Security Ownership of Certain Beneficial Owners

5.
What we mean by “voluntary escrow” is that the escrow of the shares was not mandated under any applicable laws or regulations. The escrow of the shares was solely as a result of private contractual terms, agreed to voluntarily by the parties to the Coronus Energy Share Purchase Agreement as a term of that Agreement. We have amended, by way of footnote, the table that identifies and quantifies the value of what Mr. Burgert received in connection with the acquisition of Coronus Energy to explain what we mean by “voluntary escrow”. We have also amended footnote (7) of the beneficial ownership table under item 12 to provide the same explanation.

Yours truly,

CORONUS SOLAR INC.

BY:	JEFF THACHUK
Jeff Thachuk, President